                                                    RULE NO. 424(b)(3)
                                                    REGISTRATION NO. 333-44173

PRICING SUPPLEMENT
------------------
(TO PROSPECTUS DATED JANUARY 29, 1998 AND PROSPECTUS SUPPLEMENT DATED MARCH 12,
1998)



                                  $100,000,000
                           AGGREGATE PRINCIPAL AMOUNT

                           MERRILL LYNCH & CO., INC.
                          MEDIUM-TERM NOTES, SERIES B
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

                  CALLABLE ZERO COUPON NOTES DUE MAY 21, 2018

Aggregate Principal Amount
at Stated Maturity:         $100,000,000
Price to Public:            $250.00 per $1,000 principal amount at stated maturity
                            of the Notes ("Issue Price")
Original Issue Date:        March 27, 1998
Stated Maturity:            May 21, 2018
Interest Rate:              0% per annum
Yield to Stated Maturity:   7% per annum (on a semi-annual bond equivalent basis)
Interest Payment Dates:     Accrued Original Issue Discount will be paid upon
                            maturity or upon the occurrence of an Event of Default,
                            as described below.
Optional Redemption Date:   March 27, 2003
Redemption Price:           35.265% of the principal amount
Form:                       Book-Entry Note
Other Provisions:           Notwithstanding any other provision contained in
                            the Notes offered hereby, if an Event of Default
                            (as defined in the 1993 Indenture) with respect to
                            the Notes shall occur and be continuing and the
                            principal of all the Notes is declared due and
                            payable in the manner and with the effect provided
                            in the Indenture, "principal" with respect to the
                            Notes in determining any amount then declared due
                            and payable shall mean the Issue Price of the Note
                            plus Original Issue Discount accrued at 7% per
                            annum from the Original Issue Date to the date of
                            acceleration (calculated on a semi-annual bond
                            equivalent basis using a 360-day year composed of
                            twelve 30-day months).  Original Issue Discount
                            shall equal $750 per $1,000 principal amount at
                            stated maturity of the Notes.

    The Pricing Supplement relates to $100,000,000 aggregate principal amount at stated maturity of the Notes which the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and which the Underwriter has agreed to purchase from the Company, at a price of 24.375% of the principal amount thereof. The Underwriter has advised the Company that it proposes initially to offer the Notes to the public at the Price to Public specified above. The Underwriter may sell Notes to certain dealers less a selling concession not in excess of .4375% of the principal amount of Notes. After the initial public offering, the Price to Public and concession may be changed.

                        ________________________________

                              MERRILL LYNCH & CO.

                        ________________________________

             The date of this Pricing Supplement is March 18, 1998

                              DESCRIPTION OF NOTES


GENERAL

    The Medium-Term Notes, Series B of Merrill Lynch & Co., Inc. (the "Company") offered hereby are "Callable Zero Coupon Notes due May 21, 2018" and are referred to in this Pricing Supplement as the "Notes". The Notes are Fixed Rate Notes as described in the accompanying Prospectus Supplement dated March 12, 1998. Certain provisions of the Notes and terms used herein are more fully described in the accompanying Prospectus and Prospectus Supplement. Notwithstanding the provisions contained in the Prospectus Supplement dated March 12, 1998, attached hereto, the Company may redeem the Notes in whole only on March 27, 2003 (the "Optional Redemption Date"), upon notice given not more than 60 nor less than 30 days prior to the Optional Redemption Date, at a Redemption Price equal to the Principal Amount at stated maturity of the Notes multiplied by 35.265%.


INTEREST AND ORIGINAL ISSUE DISCOUNT

    The Notes pay no interest and have been issued at a price that is a discount from the principal amount. Accrued Original Issue Discount will be paid upon maturity or upon the occurrence of an Event of Default, as described below. Notwithstanding any other provision contained in the Notes offered hereby, if an Event of Default (as defined in the 1993 Indenture) with respect to the Notes shall occur and be continuing and the principal of all the Notes is declared due and payable in the manner and with the effect provided in the Indenture, "principal" with respect to the Notes in determining any amount then declared due and payable shall mean the Issue Price of this Note plus Original Issue Discount accrued at 7% per annum from the Original Issue Date to the date of acceleration (calculated on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months). Issue Price shall equal $250 per $1,000 principal amount at stated maturity of the Notes and Original Issue Discount shall equal $750 per $1,000 principal amount at stated maturity of the Notes.

    The following table shows the Issue Price of the Notes plus the amount of accrued Original Issue Discount per $1,000 principal amount of the Notes through December 31, or May 21 in the case of the year 2018, of each of the year indicated below (calculated on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months). The table below assumes that the Company does not redeem the Notes on the Optional Redemption Date.

                   1998    $263.42          2009   $  561.48
                   1999    $282.18          2010   $  601.47
                   2000    $302.28          2011   $  644.31
                   2001    $323.81          2012   $  690.20
                   2002    $346.87          2013   $  739.36
                   2003    $371.58          2014   $  792.02
                   2004    $398.04          2015   $  848.43
                   2005    $426.39          2016   $  908.86
                   2006    $456.76          2017   $  973.50
                   2007    $489.30          2018   $1,000.00
                   2008    $524.15

                            ADDITIONAL RISK FACTORS

    In addition to the risks described in "Risk Factors" in the accompanying Prospectus Supplement dated March 12, 1998, an investor should consider that the prices at which zero-coupon instruments, such as the Notes, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. Generally, the longer the remaining term of such instruments, the greater the price volatility as compared with that for conventional interest-bearing securities with comparable maturities.

    The ability of the Company to redeem the Notes prior to their stated maturity might adversely affect the market value of the Notes relative to the market value of comparable zero-coupon debt securities of the Company without an early redemption provision. In particular, as the Optional Redemption Date approaches, the market value of the Notes generally will not exceed the Redemption Price. Since the Company may be expected to redeem the Notes when prevailing interest rates are relatively low, an investor might not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest yield realized on the Notes implicit in the accrual of the Original Issue Discount. Prospective investors must be able to bear the occurrence of redemption and the related risks pertaining to an investment in the Notes.


            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    Although the Notes do not provide for current payments of interest, beneficial owners of the Notes will be required to include original issue discount into income over the term of the Notes. See "Certain United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement dated March 12, 1998 for a discussion of the tax consequences of investing in the Notes.

                                      S-3